Exhibit 99.2

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES NEW EXTENSION AT THORNE PROPERTY, MINERALIZATION NOW CONFIRMED 750 METRES EAST OF EXISTING RESOURCE

•              Near surface drilling to east of North Porphyry/4800 Zone extends mineralized structure additional 450 metres and confirms previously announced 300 metre extension, with structure remaining open to east for minimum 1.3 kms

• 13.18 gpt over 4.50m, 8.39 gpt over 3.40m, 18.35 gpt over 1.00m, 137.02 over 1.00m, 5.13 gpt over 2.20m, 6.15 gpt over 0.60m and 2.00 gpt over 3.90m, including 3.95 gpt over 1.30m

•                  Near surface drilling within North Porphyry/4800 Zone confirms and extends mineralization between existing resource blocks, visible gold noted in several holes

• 7.88 gpt over 6.10m, including 13.88 gpt over 3.00m, 43.76 gpt over 1.40m, 7.37 gpt over 2.70m, 7.54 gpt over 1.70m, 9.73 gpt over 1.00m, 5.26 gpt over 1.0m, 15.40 gpt over 1.70m

•                  North Porphyry/4800 Zone extended 200 metres vertically to minimum vertical depth of 1,050 metres

•                  Updated National Instrument (“NI”) 43-101 report on track for release during first quarter 2012, report to be focused on areas within 500 metres of surface.

Toronto, Ontario (January 17, 2012) — Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex: LSG) (“Lake Shore Gold” or the “Company”) today announced results from 20 new holes and one new wedge hole (8,931 metres), as well as new results from two previously drilled holes, all completed as part of the 2011 drill program at the Company’s 100 percent owned Thorne property, which overlies the Gold River Trend. The Gold River Trend is a major alteration and deformation structure, located approximately 3 kilometres (“kms”) south of the Company’s Thunder Creek deposit which has been traced for a minimum strike length of 3.5 kms. Current National Instrument (“NI”) 43-101 compliant inferred resources at the property are listed at approximately 4 million tonnes, grading approximately 3.00 gpt (400,000 ounces). The current drill program is focused on the Gold River East area and is designed to infill and expand previously defined zones within a 1.7 km strike length in preparation for a new NI 43-101 resource update scheduled for the first quarter of 2012.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are extremely pleased with today’s new drill results which continue to confirm and extend the size of the overall gold system at the Gold River Trend. This new drilling has extended the strike length of the mineralized envelope underlying the Gold River East area by at least 750 metres eastward, with the potential for an additional 1.3 kms of strike length in that direction. We also continued to extend mineralization from drilling within untested gaps at the North Porphyry/4800 Zone, and successfully extended the mineralization within the Zone by 200 metres to depth, to 1,050 metres below surface, our deepest mineralized intersection to date along the Gold River Trend. Infill drilling within the envelope is continuing to outline new high grade lenses as well as add confidence in shapes and grades for inclusion within our upcoming resource estimate.

“Considering that we have already been successful in extending the mineralization both along strike and to depth, and the fact that we have really only explored a small area along the total Gold River Trend, we are very encouraged by the potential of this area to host a new advanced stage mining project for the Company on the west side of Timmins that will complement the considerable progress we are making at the nearby Timmins West Mine. We look forward to continuing the ongoing drill program in this area in 2012 and to updating our NI 43-101 resource by the end of the first quarter.”

Drilling included 12 new holes designed to confirm and expand upon the recently discovered 300 metre extension of the North Porphyry/4800 Zone (See press release August 30, 2011). Eight of the new holes tested the 300 metre extension over a 140 metre strike length and maximum 300 metre depth west of discovery hole TH-11-85, which intersected 2.04 gpt over 18.00m, 9.55 gpt over 1.00m and 7.82 gpt over 2.50m (see press release August 30, 2011). Among the new results were: 13.18 gpt over 4.50m in TH-11-121, 18.35 gpt over 1.00m and 8.39 gpt over 3.40m in TH-11-111, 137.02 gpt over 1.00m and 7.82 gpt over 0.90m in TH-11-118 and 5.13 gpt over 2.20m in TH-11-125. The new intersections in holes TH-11-121 and in TH-11-111 are from approximately 50 and 150 metres vertically below and 100 metres west of mineralized zones in discovery hole TH-11-85. Four additional new shallow depth holes were completed east of discovery hole TH-11-85 and confirm a further 450 metre extension of the overall alteration system and key mineralized structures. The best assay results obtained from the four holes included: 6.15 gpt over 0.60m and 2.00 gpt over 3.90m, including 3.95 gpt over 1.30m, from TH-11-126.

Eight additional new holes and one new wedge hole were completed to test the North Porphyry/4800 Zone both near surface and to depth. The new holes in this area targeted a 440 metre strike length of the Zone and were designed to fill in untested gaps between 150 and 550 metres below surface. Results of the program were very successful and continue to indicate multiple zones of high grade mineralization within a broad envelope of strong hydrothermal alteration measuring up to 150 metres wide. Among significant results are 7.88 gpt over 6.10m, including 13.88 gpt over 3.00m in TH-11-124, 7.37 gpt over 2.70m, 43.76 gpt over 1.40m and 1.11 gpt over 12.70m in TH-11-108, 7.54 gpt over 1.70m in TH-11-124A and 9.73 gpt over 1.00m and 5.26 gpt over 1.00m in Th-11-115. In addition to results from the new drill holes, results also included newly received assays from previously announced Th-11-113, which indicate a second zone of gold mineralization grading 15.40 gpt over 1.70m above the previously announced intercept of 254 gpt over 1.60m, including 1,350 gpt over 0.30m (see press release August 30,2011).

Additional assay results were also received from previously reported Th-11-94A, which was designed to test the deep extension of the North Porphyry/4800 Zone. The new results include 5.92 gpt over 3.00m, including 13.20 gpt over 1.00m to complement previously announced assays of 3.26 gpt over 2.45m and 3.50 gpt over 2.90m (See press release August 30, 2011). These new results are located 200 metres deeper than the previous deepest intercepts from the North Porphyry/4800 Zone and extend the deposit to a minimum of 1,050 metres below surface, representing the deepest intersection to date on the Gold River structure..

The Gold River Trend lies approximately 2.0km north of the Destor-Porcupine Fault Zone and surrounds an east-west trending, steeply northward dipping contact between volcanic and sedimentary rocks. Mineralization is contained in multiple zones located immediately to the south of the contact and closely associated with quartz-feldspar porphyry dikes, dark grey quartz veining, increased pyrite/arsenopyrite and local visible gold. New drilling at the North Porphyry/4800 Zone area has now defined this contact as well as a number of specific mineralized zones over a minimum strike length of over 2.0 kms and to a vertical depth of 1,050 metres from surface with potential for expansion.  The presence of a newly recognized mafic volcanic unit which lies on the north side of the Golden River shear zone suggests that the mineralization is coincident with an early thrust fault that introduces possible Tisdale aged volcanic rocks into the Porcupine Basin, similar to the structural setting in the Hoyle Pond-Vogel-Bell Creek Belt further east in the Porcupine Camp.

Drilling is continuing at the Gold River East area with two surface drills doing a combination of infill and expansion drilling in the North Porphyry/4800 Zone area. Current plans are to complete a total of 15,000-20,000 metres at the project before the end of 2012. Work is also proceeding on schedule for the planned release of a new NI 43-101 Technical report during the first quarter of 2012.

Quality Control

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Thorne Property is Jacques Samson, P.Geo. who as QP has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Samson is an employee of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the sample is fire assayed with a gravimetric finish. Zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security- sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in and around the century-old Timmins Gold Camp. The Company is in commercial production at the Timmins Mine, has commenced pre-production development at the adjacent Thunder Creek deposit, and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which is operational at a capacity of 2,000 tonnes per day and is currently being expanded to a 3,000 tonne per day with completion targeted for late 2012. The Company continues to invest aggressively in exploration at its multiple properties in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Thorne Project - Significant Assay Table

Hole	Easting			Interval	Grade	Target
Number	Nad 83	From	To	(M)	(gpt)	Zone
TH-11-94A	461449	1309.00	1312.00	3.00	5.92	North Porphyry-deep
	incls.	1309.00	1310.00	1.00	13.20
TH-11-107	461580	308.70	310.00	1.30	2.35	North Porph/4500/4800
		371.00	371.70	0.70	3.54
TH-11-108	461800	68.00	80.70	12.70	1.11	North Porph/4500/4800
	incls	74.00	76.00	2.00	2.92
		92.00	97.40	5.40	3.87
	incls	92.70	95.40	2.70	7.37
		145.60	146.55	0.95	29.70
		153.00	155.70	2.70	3.28
		166.70	168.10	1.40	43.76
TH-11-109	461380	465.50	466.20	0.70	4.69	North Porphyry
		537.00	539.00	2.00	2.70
		560.60	561.40	0.80	9.94
		571.20	573.00	1.80	2.20
TH-11-110	461800	43.70	45.60	1.90	2.24	North Porph/4500/4800
		243.90	244.20	0.30	6.81
		247.40	247.70	0.30	4.91
		310.00	310.50	0.50	14.30
TH-11-111	462160	282.00	283.00	1.00	18.35	East Zone (4800-ext)
		286.80	290.20	3.40	8.39
	incls	286.80	288.00	1.20	22.20
TH-11-113	461860	141.50	143.20	1.70	15.40	North Porph/4500/4800
TH-11-114	462300	172.00	174.00	2.00	2.16	Far East Exploration
		308.70	309.50	0.80	2.33
TH-11-115	461380	271.50	272.00	0.50	3.17	North Porphyry - deep
		369.00	370.00	1.00	9.73
		377.00	378.00	1.00	5.26
TH-11-116	462120	169.00	170.00	1.00	2.76	East Zone (4800-ext)
		190.00	191.00	1.00	2.41
TH-11-117	462220	94.30	96.00	1.70	3.79	Far East Exploration
TH-11-118	462120	256.30	257.30	1.00	137.02	East Zone (4800-ext), VG
		261.70	262.20	0.50	3.20
		264.10	265.00	0.90	7.82
TH-11-119	462120	348.00	354.00	6.00	2.67	East Zone (4800-ext)
	incls	348.00	348.40	0.40	27.50
		394.70	395.40	0.70	5.44

Thorne Project - Significant Assay Table

Hole	Easting			Interval	Grade	Target
Number	Nad 83	From	To	(M)	(gpt)	Zone
TH-11-120	461380	357.00	359.00	2.00	2.38	North Porphyry - deep
		417.50	418.00	0.50	3.01
		455.80	460.70	4.90	4.20
		535.00	537.00	2.00	2.69
		630.40	632.00	1.60	3.59
		653.90	654.70	0.80	3.33
TH-11-121	462160	265.40	267.00	1.60	2.01	East Zone (4800-ext)
		397.00	401.50	4.50	13.18	VG
TH-11-123	462158	248.50	250.50	2.00	2.91	East Zone (4800-ext)
		340.00	340.50	0.50	6.91
		464.00	468.00	4.00	2.70
	incls	467.50	468.00	0.50	9.67
		518.50	519.40	0.90	3.27
TH-11-124	461300	695.20	701.30	6.10	7.88	North Porphyry - deep
	incls	696.00	699.00	3.00	13.88	Some Assays pending
TH-11-124A	461300	334.80	336.00	1.20	3.41	North Porphyry - deep
		491.50	492.50	1.00	2.93	Some Assays pending
		584.00	585.70	1.70	7.54
	incls	584.60	584.90	0.30	40.90	VG
		663.40	664.70	1.30	4.46
TH-11-125	462120	236.00	243.00	7.00	2.12	East Zone (4800-ext)
	incls	240.80	243.00	2.20	5.13
		473.00	473.40	0.40	5.53
TH-11-126	462700	186.80	190.70	3.90	2.00	Far East Exploration
	incls	186.80	188.00	1.20	3.95
		380.60	381.20	0.60	6.15
TH-11-128	462550	383.70	388.00	4.30	1.04	Far East Exploration

Notes:

1)        Holes TH-11-102, TH-11-112 returned no significant assays.

2)        Holes TH-11-122,  TH-11-127 were  abandoned due to excessive deviation or other drilling issues encountered before reaching mineralization with no significant values returned.

3)        Assays are reported uncut.

4)        True widths are not reported at this time.

Figure 1. Location Map

N
BRISTOL FAULT
Timmins Mine
Thunder Creek
Mattagami River Fault
144
ZONE
Golden River
East
Golden River
West
KP
FN
NP-4800
Potential 1.3 km
Extention
144
SOUTH
Thibeault
DESTOR PORCUPINE FAULT
0
1
2
Kilometers
Legend
3d Longsection Boundary
KP Kapika Zone
NP-4800 North Porphyry - 4800 Zones
FN Fold Nose Zone
Property Boundary
Projected Porphyry
Alteration Zones
Thunder Creek - 144 Alteration and Deformation Zone
LAKE SHORE
GOLD CORP.
Location Map
Date: January, 2012
Name:
File: twest_tcreek_thorne_jan_2012.mxd

Figure 2. Longsection

2.15 km
Kapika
Fold Nose
North Porphyry Zone
4500 Zone
4800 Zone
300m Extension
New 450m Extension
1000 meters
420 Level
840 Level
TH-11-96 1.87 /17.75 incl. 18.93 /1.20 7.64 /1.60
TH-11-118 137.02 /1.00
TH-11-85 2.04 /19.80 incl. 9.47 /0.80 incl. 9.55 /1.00 incl. 7.82 /2.50
TH-11-113 15.40 /1.70
TH-11-108 3.87 /5.40 29.70 /0.95 43.76 /1.40
TH-11-111 18.35 /1.00 8.39 /3.40 incl. 22.20 /1.20
TH-11-126 2.00 /3.90 incl. 3.95 /1.20 6.15 /0.60
TH-11-128 1.04 /4.30
TH-11-121 13.18 /4.50
TH-10-24 13.19 /8.70 incl. 21.43 /4.20
TH-11-124 7.88 /6.10 incl. 13.88 /3.00
TH-11-94A 3.26 /2.45 3.50 /2.90
TH-11-94A 5.92 /3.00 incl. 13.20 /1.00
OPEN
OPEN
OPEN
Composites: gpt Au over meters
Legend
Previously released LSG holes
New LSG diamond drill holes
Existing mineral resource
Composite mineralization projection
Possible open pits
LAKE SHORE GOLD CORP.
GOLDEN RIVER EAST ZONE
COMPOSITE LONGSECTION VIEW
SIGNIFICANT INTERCEPTS
LOOKING NORTH
Date: Jan, 2012
File: grz-3d_jan-2012.mxd
Name: